WISDOMTREE RULES-BASED METHODOLOGY

China Dividend ex-Financials Index

Last Updated June 2014

I. METHODOLOGY GUIDE FOR CHINA DIVIDEND INDEXES

1. Index Overview and Description

WisdomTree China Dividend ex-Financials Index was developed by WisdomTree Investments, Inc. (“WTI”) to measure the performance of dividend paying companies in China.

The WisdomTree China Dividend ex-Financials Index measures the performance of dividend paying stocks outside financials sector. The Index is comprised of the 10 largest float-adjusted market capitalization companies in each sector except financials, selected from a universe of Chinese companies with at least $1 billion of float-adjusted market capitalization.

In October of each year, the China Dividend ex-Financials Index is reconstituted. The first annual reconstitution for the China Dividend ex-Financials Index occurred in June of 2013. The Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index.

The China Dividend ex-Financials Index will be calculated using primary market prices and will be calculated in U.S. dollars.

2. Key Features

2.1. Membership Criteria

To be eligible for inclusion in the Index, component companies must meet the minimal liquidity requirements established by WisdomTree Investments. To be included in the China Dividend ex-Financials index, shares of such component securities need to have traded at least 250,000 shares per month for each of the six months preceding the Screening Date (the duration of time after the close of trading on the last trading day in September and before the open of trading on the next trading day). To be eligible for inclusion, companies must have their shares listed on a Hong Kong stock exchange. Securities must be domiciled in China and have paid at least $5 million in cash dividends on shares of their common stock in the annual cycle prior to the annual reconstitution in October. Securities need to have at least $1 billion of float-adjusted market capitalization as of the Screening Date and securities need to have had an average daily dollar volume of at least $200,000 for each of the six months preceding the Screening Date.

Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. Security types that are excluded from the index are: Limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights.

WisdomTree applies a Foreign Investment Limit Screen to exclude companies that are not available to be purchased by foreign investors as determined by Standard & Poor’s and a data point referred to as “Degree of Open Freedom” (DOF). The first test of a stock’s investability is determining whether the market is open to foreign institutions. S&P determines the extent to which and the mechanisms foreign institutions can use to buy and sell shares on local exchanges and repatriate capital, capital gains, and dividend income without undue constraint. Once determined that a market is open to foreign investors, S&P then investigates each security that may be a candidate for inclusion. Each class of share is reviewed to determine whether there are any corporate bylaw, corporate charter, or industry limitations on foreign ownership of the stock. The DOF is the variable that ranges from zero to one and indicates the amount of the security foreigners may legally own (0.00 indicates that none of the stock is legally available, 1.00 indicates that 100% of the shares are available). Any company with a DOF of 0 will not be eligible for the WisdomTree indexes.

2.2. Base Date and Base Value

A base value for the WisdomTree China Dividend ex-Financials Index was set at 200 at the close of trading on April 30, 2012. The index had a special one time re-constitution on August 17, 2012 to account for a change from a dividend yield weighted index to a modified market capitalization weighted index.

2.3. Calculation and Dissemination

The following formula is used to calculate the index levels for the Emerging Markets Indexes:

Si = Number of shares in the index for security i. Pi = Price of security i Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1 D = Divisor

The China Dividend ex-Financials Index is calculated whenever the New York Stock Exchange is open for trading. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars and disseminated on an end-of-day basis.

2.4. Weighting

In the WisdomTree China Dividend ex-Financials Index, components are modified capitalization-weighted Indexes that employ a transparent weighting formula to magnify the effect that dividends play in the total return of the Indexes, ensure adequate diversification, and improve implied liquidity of the resulting components.

The initial weight of a component in the Index at the annual reconstitution is derived by multiplying the U.S. dollar value of the company’s market capitalization by dividend yield for that company, “The Cash Dividend Factor.”1 Thus, each component’s weight in the Index at the “Weighting Date” (defined below) initially reflects its share of the total Dividend Stream paid in the prior annual cycle by all the component companies in the Index in U.S. dollars.

The Weighting Date is when component weights are set, it occurs immediately after the close of trading on the second Friday of October. New component weights take effect before the opening of trading on the first Monday following the third Friday of October (the “Reconstitution Date”).

The following capping rules are applied in this order:

1) Top Holdings Adjustment: Place a maximum weight of 7% in any of the constituents with weights greater than 7% and re-balance remaining weight of index proportionally to initial weights.

2) Sector Cap: Adjust weights such that no sector has more than 25% of weight and other sectors are proportionally adjusted based on their collective weight

3) Liquidity Adjustment: Calculate “Liquidity Factor” as Average Daily Value Traded (volume times price) for the last 6 months divided by index weight. For any company with a liquidity factor less than $400 million apply an adjustment factor to these constituents that equals the company’s liquidity factor divided by $400 million. For any company with a liquidity factor greater than $400 million, the liquidity factor equals 1.00. The implementation of the volume factor may cause an increase in the sector weights above the specified caps.

[1]	Special Dividends are not included in the computation of Index weights

4) As final check, ensure no company has more than 10% weight of the index and other sector caps are maintained within 1/2 of 1%.

Should any company achieve a weighting equal to or greater than 20% of the Index between re-balance dates, its weighting will be reduced at the close of the current calendar quarter to the initial 10% cap, and other components in the Index will be rebalanced.

Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced proportionately so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and all other components in the Index will be rebalanced in proportion to their index weightings before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

2.5. Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends from non-operating income require index divisor adjustments to prevent the distribution from distorting the price index.

2.6 Multiple Share Classes In the event a component company issues multiple classes of shares of common stock, the share class of that company with the highest float adjusted market capitalization would be selected for inclusion. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

3. Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company additions and deletions, stock splits, stock dividends, corporate restructurings, spin-offs, or other corporate actions. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the component companies in the China Dividend ex-Financials Index. Other corporate actions, such as special dividends, require index divisor adjustments as well. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate action. Whenever possible, changes to the Index’s components will be announced at least two business days prior to their implementation date.

3.1. Component Changes

•	Additions

Additions to the China Dividend ex-Financials Index are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the closing of trading on the third Friday in October. No additions are made to the China Dividend ex-Financials Index between annual reconstitutions.

•	Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that cancels its dividend payment is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date. Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

3.2. Spin-Offs and IPOs Should a company be spun-off from an existing component company and pay a regular cash dividend, it is not allowed into the China Dividend ex-Financials Index until the next annual reconstitution, provided it meets all other inclusion requirements. Spin-off shares of publicly traded companies that are included in the same indexes as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that pay regular cash dividends and that meet all other Index inclusion requirements must wait until the next annual reconstitution to be included in the Emerging Market Indexes.

4. Index Divisor Adjustments

Corporate actions may affect the share capital of component stocks and therefore trigger increases or decreases in the Index value. To avoid distortion, the divisor is adjusted accordingly. Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy, or that cancel their dividends in the intervening weeks between the Screening Date and the Reconstitution Date are not included in the China Index, and the weights of the remaining components are adjusted accordingly.

5. Selection Parameters for China Dividend ex-Financials Index

5.1 Selection parameters for the The WisdomTreeSM China Dividend ex-FinancialsSM Index are defined in section 2.1. Companies that pass this selection criterion as of the Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.